EXHIBIT 1.1

                            LOCALIZA RENT A CAR S.A.

                                     BYLAWS


CHAPTER I. - NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. - LOCALIZA RENT A CAR S.A. is a joint-stock company (sociedade anonima), and it shall be governed by these By-laws and by the applicable laws and regulations.

Article 2. - The Company is headquartered and domiciled at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Committee.

Article 3. - The purpose of the Company is:

     (i) the rental of cars and of fleets of cars and the sale thereof after the end of their useful life;

     (ii) the exploitation and licensing of trademarks and franchises in Brazil and overseas

Article 4. - The Company shall have an indeterminate term of duration.

Chapter II. - Capital and shares

Article 5. - The capital shares of the Company is one hundred and forty six million, nine hundred and seventy thousand reais (R$146.970.000,00) divided into fifteen million, three hundred and sixty thousand (15,360,000) common registered shares, with no par value.

First Paragraph - Pursuant to the terms of this article and without any alterations in the rights and restrictions that are inherent to such shares, all the Company's shares may be transformed, through deliberation of the Board of Directors, into book-entry shares and remain deposited in the account of the financial institution designated by the Board of Directors under the name of its holders, without the issuance of certificates, in accordance to articles 34 and 35 of Law No. 6,404 of December 15, 1976, with remuneration dealt with


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in paragraph 3 of article 35 of the above-mentioned law being charged from the shareholders.

Second Paragraph - The Company may, through an authorization of the Board of Directors, redeem its own shares for the purpose of cancellation or to deposit in the treasury department for later sale, in accordance with the applicable laws and regulations.

Article 6. - The Company is hereby authorized to increase its capital stock, regardless of a statutory reform, up to an additional eight hundred and ten thousand (810,000) registered preferred shares.

First Paragraph - The Board of Directors shall be in charge of the deliberations on the issuance of shares within the limits of the authorized capital. The issue price will be fixed by the Board of Directors without unjustified spread of the participation ratio of the former shareholders, even if they have the preemptive right of subscription, taking into consideration, alternatively or jointly: (a) the profitability perspectives of the Company;
(b) the equity value of the shares; (c) the shares quotation in the shares market or in the organized over-the-counter market, whereas, according to market conditions, a premium shall be allowed.

Second Paragraph - The issuance of shares, debentures or participation certificates convertible into shares and in subscription bonuses that are sold either in the shares market or through a public offering, or the exchanging for shares in public offerings dealing with acquisitions of control, may be carried out in disregard for the preemptive rights, at the discretion of the Board of Directors, which can concede to the shareholders priority in the subscription of the shares of either or both types.

Third Paragraph - The issuance of shares shall not be bound by any ratio between classes and types.

Forth Paragraph - The issuance of preferred shares is subject to the limits of the law.

Fifth Paragraph - Within the limits of the authorized capital and in accordance with a plan approved at a General Meeting, the Company may grant stock options to its managers, employees or individuals who render services to the Company, or to managers, employees or individuals who render services to companies controlled by the Company, except for the preemptive right of shareholders to grant and exercise the stock options, whereas the Board


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of Directors must elect the Stock Option Plan Administration Committee, who shall create Annual Stock Options Programs.

Article 7. - The shares are indivisible with regard to the Company and each common share shall entitle its owner one vote in the deliberations of the General Meetings.

Article 8. - Preferred shares benefit from the following advantages: (a) priority in receipt of a minimum non-cumulative annual dividend of one cent of real (R$0.01) per share: (b) priority in capital reimbursement, in case of the Company's liquidation, up to the portion of capital represented by such shares; and (c) participation, in equaled conditions to the common shares, in capital increases deriving from the capitalization of profits or reserves.

First Paragraph - Preferred shares are not convertible into common shares and have no voting right. The right to vote shall only be granted if the Company does not pay the statutory minimum dividend within three consecutive terms and such right shall remain in force until the payment of the non-cumulative dividends.

Second Paragraph - Through a General Meeting's deliberation, the Company may create other classes of preferred shares in addition to the already existing ones.

Chapter III. - MANAGEMENT OF THE COMPANY

Article 9. - The Company shall be managed by a Board of Directors and by an Executive Committee.

Chapter IV. - BOARD OF DIRECTORS

Article 10. - The Board of Directors shall be composed of nine (9) members, all of whom must be shareholders and residents in Brazil, elected on an annual basis within the Ordinary General Meeting with possibility of reelection. The same General Meeting shall appoint, from among those elected, one to hold the position of Chairman.

First Paragraph - The members of the Board of Directors shall be vested in office upon the signature of the investiture form drawn up in the "Book of Minutes of the Board of Directors' Meetings", and shall remain in office until their successors take office.

Second Paragraph - The General Meeting shall set the global remuneration of the members of the Board of Directors, who shall allocate such amount among its members


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during a meeting.

Article 11. - The Board of Directors have the primordial function of establishing the fundamental guidelines and the general orientation of the policies and businesses of the Company, as well as verifying and following up on its performance, especially:

(a) previously addressing any proposal to amend these By-laws, except if required by law, before such proposal is submitted to the General Meeting;

(b) previously addressing any proposal to amend the Company's purpose or to involve the Company into a new area of business, before such proposal is submitted to the General Meeting;

(c) previously addressing any proposal on the incorporation or merger of the Company or of its subsidiaries, before such proposal is submitted to the General Meeting;

(d) previously addressing any acquisition or disposal by the Company (or related acquisitions or sales) of assets, businesses, operations or equity securities that shall involve amounts in excess of two million reais (R$ 2,000,000.00), at the time of the acquisition or disposal, except: (i) for cars bought or sold within the normal course of the Company's business; and (ii) for the operation of financial investment moves for purposes of cash management within the normal course of the business;

(e) previously addressing any presentation to the General Meeting, of any proposal for liquidation, winding-up, voluntary bankruptcy, composition or similar event, or of any request for liquidation, wind-up, voluntary bankruptcy or similar occurrence, with regard to the Company and/or to its subsidiaries;

(f) approving, within the authorized capital and the legal powers of the Board of Directors, or previously addressing the presentation to the General Meeting of proposals of issuance, voluntary redemption or repurchase of any security issued by the Company or by its subsidiaries (including shares, options, convertible or exchangeable bills, or warrants), or the practice of any act that may affect the capital structure of the Company or its subsidiaries;

(g) previously addressing the acceptance or issuance of guarantee, by the Company or by its subsidiaries with regard to any indebtedness if, with the acceptance or issuance of guarantee with regard to such indebtedness, the consolidated indebtedness of the Company


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or its subsidiaries is higher than twice the tangible net worth of the Company or its subsidiaries at the time of the latest quarterly balance of the Company or subsidiaries;

(h) previously addressing the presentation to the General Meeting, of any proposal with regard to the declaration, payment or retention of a dividend higher than twenty five percent (25%) of the adjusted net profit defined in article 189 and subsequent articles, of Law No. 6404/76;

(i) previously addressing the presentation, to the General Meeting, of a distribution proposal, as bonus or dividend, of any class of securities of the Company or its subsidiaries, except for the provisions set forth in the item
(h) above;

(j) previously approving the annual business plan, the annual budget and the long term strategic plan of the Company and of its subsidiaries;

(k) previously addressing the execution or amendment of any contract (or related contracts) signed by the Company or by its subsidiaries, involving payments by or to the Company or its subsidiaries, during the term of the contract or amendment, of any amount in excess of two million reais (R$ 2,000,000.00), on the date of signature of the contract or amendment, except for contracts executed during the normal course of the businesses relating to
(i) car rental (ii) franchising; or (iii) indebtedness and cash management;

(l) choosing or dismissing the public accountants of the Company;

(m) previously approving any operation between the Company or its subsidiaries and any shareholder, its affiliates or associates, except for:

(i) operations between the Company and its affiliated affiliates for purposes of cash management; and

(ii) operations on an arm's length basis and with proper compensation with Radio Beep Telecomunicacoes Ltda. up to the amount, on the date of the operation, of two million reais (R$ 2,000,000.00) per year;

(n) previously addressing the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Company); and


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(o) previously addressing the presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors or for the Executive Committee, and approving any changes in the existing remuneration, benefits and other incentives of members of the Board of Directors or the Executive Committee except for the normal course of business, in a consistent way to previous practices and in accordance with the remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Company.

First Paragraph - For the purposes of items (g) and (k) above, indebtedness means: (A) (i) liabilities resulting from loans in cash; (ii) liabilities resulting from bonds, debentures, promissory notes or similar instruments; liabilities resulting from the deferred payment of the acquisition price of goods or services, except for accounts payable for the normal course of business; (iii) liabilities related to financial leasing; (iv) liabilities resulting from imminent debts within agreements for tax installment payment or similar; (v) all third party indebtedness guaranteed by a lien over any asset of the Company or its subsidiaries; and (vi) all third party indebtedness guaranteed by the Company or its subsidiaries; except for (B) (i) cash, cash deposited in current account and financial investments; and (ii) regarding to the Company and its subsidiaries, loans between the Company and its subsidiaries.

Second Paragraph - The amounts assigned in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an Extraordinary General Meeting.

Article 12. - The Board of Directors shall meet ordinarily every three (3) months and extraordinarily whenever necessary, at the Company's headquarters or at any other location. The Minutes from such meetings shall be drawn up in the proper book.

First Paragraph - Meetings shall be called by the Chairman of the Board or by the simple majority of the members of the Board upon written notice sent at least ten (10) business days in advance, stating the location, date and time of the meeting as well as a summary of the agenda. The Resolutions taken in the Board of Directors' meetings shall be limited to the matters included in the notice sent to the members of the Board ten (10) working days in advance.

Second Paragraph - For the valid instatement and deliberation of the General Meetings of the Board of Directors it is necessary that such meeting be attended by the majority of its members in office, or, in case of the deliberations related to the matters dealt with in items (a) through (o) of article 11 above, the totality of the members in office shall be present,


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with any member being considered to be present if he/she is represented by his/her an alternate or legally appointed representative or if he/she has sent a vote by telex, telegram, facsimile or in any other written form.

Third Paragraph - The deliberations by the Board of Directors shall always be made by the majority of the attendants, with the Chairman of the Board or his/her alternate or representative being in charge of the casting vote.

CHAPTER V. -EXECUTIVE COMMITEE

Article 13. - The Executive Committee shall be composed by five (5) Officers, who do not need to be shareholders, all Brazilian residents, elected by the Board of Directors. Among the Officers, one shall be appointed Chief Executive Officer, three shall be appointed Vice-Chief Executive Officers, and the fifth shall be appointed Officer in charge of Finances and Relationship with Investors.

First Paragraph - Officers shall remain in office for one (1)-year terms, with the possibility of reelection. At the end of the term of office, the members of the Executive Committee remain in their positions until the new elected officers take office.

Second Paragraph - The Officers shall be vested in their positions upon signature of the term of office to be drawn up in the proper book, following the legal prescriptions.

Article 14. - The Executive Committee shall meet whenever necessary but at least once every six (6) months, under the chairmanship of the Chief Executive Officer or, in his/her absence, of any of the Vice Chief Executive Officer indicated by the Chief Executive Officer.

First Paragraph - The Executive Committee meetings shall always be called by the Chief Executive Officer or by the majority of the members of the Executive Committee. In order to achieve instatement quorum and make valid resolutions, the majority of the Officers must be present.

Second Paragraph - The deliberations of Executive Committee shall be drawn up in the proper book, and shall be approved by the majority of votes, and the Chairman of the meeting shall have the casting vote in the case of a tie.

Article 15. - In the event of absence or temporary impairment of any Officer, he/she shall


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appoint, subject to the prior approval of the Chief Executive Officer, among the remaining Officers, an alternate Officer to serve office during his/her absence or impairment. The alternate shall carry out all his/her duties and have the same powers, rights and obligations as the substituted Officer.

First Paragraph - The alternate shall vote, at the Executive Committee meetings, for himself and for the Officer he/she is representing.

Second Paragraph - In case of death, impairment or withdrawal of any Officer, the Board of Directors may appoint an alternate, stating his/her mandate, which shall not exceed the term of office of the substituted Officer.

Third Paragraph - In the event of temporary absence or impairment of the Chief Executive Officer, he/she shall appoint one of the Vice Chief Executive Officers as an alternate to carry out all duties and have the same powers, rights and obligations of the Chief Executive Officer.

Article 16. - The Executive Committee shall manage the corporate business in general and shall perform all of the necessary or appropriate acts, except for those that, in accordance with the law or these By-laws, are attributed to the authority of the General Meeting or to the Board of Directors. Their powers include, among others the powers (a) to ensure the compliance with the law and these By-laws; (b) to ensure the compliance of the deliberations made by the General Meetings, by the Board of Directors' meetings, and at their own meetings; (c) to control, manage, and superintend the corporate businesses; and
(d) to issue and approve instructions and in-house regulations deemed useful or necessary.

First Paragraph - The Chief Executive Officer shall:

(a) perform an overall supervision and the strategic planning of the Company's businesses;

(b) coordinate and orient the activities of the other officers within their respective areas of competence;

(c) perform executive decision-making functions;

(d) appoint any of the officers to perform special activities and tasks, in addition to those that he/she ordinarily performs; and


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(e) call, install and preside over the Executive Committee' meetings.

Second Paragraph - The Vice Chief Executive Officer, in charge of the administrative office shall:

(a) replace the Chief Executive Officer in his absence or incapacity whenever recommended by the Chief Executive Officer;

(b) assist the Chief Executive Officer in the supervision, coordination, management and administration of the activities and of the businesses of the Company as well as with all the tasks to which he/she is assigned; and

(c) coordinate, manage, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

Third Paragraph - The Vice Chief Executive Officer, in charge of fleet rental shall:

(a) replace the Chief Executive Officer in his absence or impediment whenever recommended by the Chief Executive Officer;

(b) assist the Chief Executive Officer with the supervision, coordination, management and administration of activities and businesses of the Company and as well as with all the tasks to which he is assigned;

(c) coordinate, manage, direct and supervise the operations related to car fleet rental, including the activities of sales and marketing related to this market segment; and

(d) coordinate, manage, direct and supervise operations related to the deactivation of fleets.

Fourth Paragraph - The Vice Chief Executive Officer, in charge of car rental shall:

(a) replace the Chief Executive Officer in his absence or impediment whenever recommended by the Chief Executive Officer;

(b) assist the Chief Executive Officer with the supervision, coordination, management


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and administration of activities and businesses of the Company and as well as with all the tasks to which he is assigned; and

(c) coordinate, manage, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

Fifth Paragraph - The Officer in charge of Finances and Relationship with Investor is responsible for:

(a) coordinating, managing, directing and supervising the development of the relationship with the capital market;

(b) representing the Company before shareholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out within the capital markets, in Brazil and abroad; and

(c) coordinating, managing, directing and supervising the accounting and finance areas of the Company.

Sixth Paragraph - The responsibility to represent the Company in or out of a court of law, actively or passively, before third parties, any public department or federal authority, state or local authority as well as before special agencies, mixed-capital companies, and quasi-public organizations is held by each Officer.

Article 17. - The deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that implies any liability or obligation for the Company must be signed either by (a) the Chief Executive Officer jointly with any other Officer; (b) one Vice Chief Executive Officer, jointly with any other Officer; (c) by two (2) Vice Chief Executive Officers jointly; (d) by the Chief Executive Officer jointly with an alternate vested with special and express powers; (e) by one Chief Executive Officer jointly with one alternate vested with special and express powers; or (f) by two (2) alternates jointly, vested with special and express powers.

Sole Paragraph - The Executive Committee shall appoint, during a meeting, any officer or authorize the appointment of a third party as an alternate to individually perform any act of within the authority of the Executive Committee or of a sole Officer, without prejudice to any identical power or duty granted by these By-laws to the Executive Committee itself or to a sole Officer.


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Article 18. - Powers of attorney under the Company's name shall always be granted by the Chief Executive Officer together with any of the Vice Chief Executive Officers jointly, or by two (2) Vice Chief Executive Officers jointly, and must state the powers granted and, except for the ones that grant ad-judicia powers, powers of attorney shall be granted for a limited term of thirteen (13) months.

Article 19. - Acts of any Company Officer, employee, or alternate, that involves the Company in any liability related to the businesses or operations outside the scope of corporate purpose, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect towards the Company, except when expressly authorized by the Executive Committee in meeting, in compliance with the due limits established by the Board of Directors.

CHAPTER VI. - GENERAL SHAREHOLDERS' MEETINGS

Article 20. - The General Meetings shall be either ordinary or extraordinary. Ordinary General meetings shall be held within four (4) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as necessary.

Article 21. - The General meetings shall be called by the Chairman of the Board of Directors, in accordance with and within the terms provided by law, and shall be presided by a shareholder chosen by the majority of votes of the attendants. The Chairman of the meeting shall appoint the secretary of the meeting.

Sole Paragraph - Shareholders may be represented at the General Meetings by an attorney, shareholder, manager of the Company or lawyer, duly authorized by the powers of attorney.

CHAPTER VII. - AUDIT COMMITTEE

Article 22. - The Company's Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph - The members of the Audit Committee shall remain in office until the first General Meeting of the Company that follows the meeting during which they had been appointed.


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Article 23. - The Audit Committee, when in operation, shall be composed of five
(5) sitting members, and the same number of alternates, all resident in Brazil, alien to the Company's management. The operation of the Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

CHAPTER VIII. - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 24. - The Company's fiscal year shall begin on January 1st and end on December 31st every year. At the end of each fiscal year, the financial statements shall be recorded in accordance with applicable laws.

Article 25. - The Company's net profits ascertained during each fiscal year, after the legal deductions, shall have the destination decided by the General Meeting, after hearing the Audit Committee, if one is in operation.

First Paragraph - Shareholders are entitled to receive annual dividend of at least twenty-five percent (25%) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Second Paragraph - The Company may pay or credit interests on net equity, calculated with basis on the net worth accounts, always in compliance with the interest rates and the limits established in the applicable laws. The amounts paid to the shareholders as interests on net equity shall be deducted from the minimum obligatory dividend. As decided by the General Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Company's capital instead of being distributed and paid.

Article 26. - By resolution of the Board of Directors, the Company may draw up semi-annual and interim balance sheets and pay dividends from profits ascertained on these balance sheets or accrued profits, pursuant to law.

CHAPTER IX. - LIQUIDATION

Article 27. - The Company shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Audit Committee that shall officiate during the period of liquidation.


CHAPTER X. - FINAL PROVISIONS

Article 28. - In the event of any omission or doubt with regard to these By-laws, the legal provisions in force shall prevail.



I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.



Belo Horizonte, June 29, 2004

By:  /s/ Claudia Leao
     ------------------------

Name: Claudia Leao
Title: Controller